UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously reported on May 1, 2024, Procaps Group, S.A. (the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) within the prescribed time period without unreasonable effort and expense because additional time is necessary to prepare and complete the Company’s review of its financial statements for the year ended December 31, 2023, in order for the Company to file the Form 20-F, including with respect to an ongoing internal investigation initiated by the Company’s Audit Committee with the assistance of external advisors into matters involving the Company’s historical accounting treatment and associated financial statement disclosure related to a 2012 loan in the amount of $2.5 million that involved related parties. The Company is working diligently to complete the review of its financial statements and the aforementioned internal investigation in order to file the Form 20-F as soon as practicable; however, the Company no longer anticipates that the Company will be able to file its Form 20-F within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

On May 14, 2024, Procaps Group, S.A. (the “Company”) issued a press release regarding the foregoing (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K is incorporated by reference into the Company’s Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-261366) filed with the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements and the internal investigation. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the review of the Company’s financial statements; the conclusions of management (and the timing of the conclusions) concerning matters relating to the Company’s financial statements; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated May 14, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: May 14, 2024

2